UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NUO THERAPEUTICS, INC.

(Name of Issuer)

Common stock, par value $.0001 per share

(Title of Class of Securities)

67059V100

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP No. 67059V100	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Charles E. Sheedy
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 7,246,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,246,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,246,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 5.8%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 67059V100	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Nuo Therapeutics, Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

209 Perry Parkway, Suite 1

Gaithersburg, MD 20877

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of Charles E. Sheedy (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Two Houston Center, Suite 2907

909 Fannin Street

Houston, TX 77010

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common stock, 0.0001 par value (the “Shares”).

Item 2(e)	CUSIP Number:

67059V100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

The person filing is not listed in Items 3(a) through 3(k).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 7,246,000 Shares. This number consists of: (i) 6,689,652 Shares held by the Reporting Person and (ii) 556,348 Shares issuable upon exercise of a warrant held by the Reporting Person.

Item 4(b)	Percent of Class:

According to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission November 13, 2015, the number of Shares outstanding as of November 5, 2015 was 125,680,100. Assuming exercise of the warrant held by the Reporting Person, the Reporting Person may be deemed to be the beneficial owner of approximately 5.8% of the total number of Shares outstanding.

CUSIP No. 67059V100	Page 4 of 5 Pages

Item 4(c)	Number of shares as to which such person has:

Sheedy, Charles E.

(i)	Sole power to vote or direct the vote	7,246,000

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	7,246,000

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 67059V100	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2015	Charles E. Sheedy /s/ Charles E. Sheedy